Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES TENDER OFFER FOR

7.250% SENIOR SECURED NOTES DUE 2021

MONTERREY, MEXICO, September 29, 2016 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has commenced a tender offer (the “Tender Offer”) to purchase up to U.S.$500,000,000 (the “Aggregate Maximum Tender Amount”) of the outstanding 7.250% Senior Secured Notes due 2021 issued by CEMEX (the “Notes”), subject to possible proration as described in CEMEX’s Offer to Purchase dated September 29, 2016.

The following table summarizes the material pricing terms for the Tender Offer:

Title of Security	Issuer	CUSIP / ISIN	Aggregate Principal Amount Outstanding(1)	Dollars per U.S.$1,000 Principal Amount of Notes
				Base Consideration	Early Tender Premium	Total Consideration

7.250% Senior Secured Notes due 2021	CEMEX, S.A.B. de C.V.	151290BK8 / US151290BK88 P22575AF4 / USP22575AF47	U.S.$1,000,000,000	U.S.$1,045.00	U.S.$30.00	U.S.$1,075.00

(1)	Includes U.S.$31,382,000 aggregate principal amount held by CEMEX, as of the date of the Offer to Purchase.

Proration of the Notes will be determined in accordance with the terms of the Tender Offer. If CEMEX purchases any Notes in the Tender Offer, Notes tendered at or prior to 8:00 a.m., New York City time, on October 14, 2016 (the “Early Tender Date”), will be accepted for purchase in priority to other Notes tendered after the Early Tender Date. If at the Early Tender Date the aggregate principal amount of Notes validly tendered exceeds the Aggregate Maximum Tender Amount, CEMEX reserves the right, at its option, not to accept any additional Notes tendered by holders of Notes after the Early Tender Date.

If Notes are validly tendered such that the aggregate principal amount tendered exceeds the Aggregate Maximum Tender Amount, CEMEX will accept for purchase only the Aggregate Maximum Tender Amount of such Notes, subject to the other conditions in the Offer to Purchase. On any given settlement date, if only a portion of the tendered Notes may be accepted for purchase consistent with the Aggregate Maximum Tender Amount, the aggregate principal amount of the Notes accepted for purchase will be prorated based upon the aggregate principal amount of Notes that have been validly tendered and not yet accepted for purchase in the Tender Offer (with appropriate adjustment to avoid purchases of Notes in a principal amount other than U.S.$200,000 and an integral multiple of U.S.$1,000 in excess thereof), provided that in no event shall CEMEX be obligated to purchase an aggregate principal amount of Notes exceeding the Aggregate Maximum Tender Amount. Notes tendered prior to the Early Tender Date will have priority over those Notes tendered after the Early Tender Date.

Holders of Notes that are validly tendered at or prior to the Early Tender Date and whose Notes are accepted for purchase will be entitled to receive the Total Consideration, which includes an early tender premium equal to U.S.$30.00 per U.S.$1,000 principal amount of Notes (the “Early Tender Premium”). Holders who tender Notes after the Early Tender Date but at or prior to 11:59 p.m., New York City time, on October 27, 2016 and whose Notes are accepted for purchase will be entitled to receive only the Base Consideration per U.S.$1,000 principal amount of Notes, which amount is equal to the Total Consideration less the Early Tender Premium. Holders who validly tender their Notes in the Tender Offer and whose Notes are accepted for purchase will also receive accrued and unpaid interest on the Notes from the last interest payment date preceding the applicable settlement date to, but not including, such settlement date. Holders of Notes who tender their Notes before the withdrawal deadline, which is 8:00 a.m., New York City time, on October 14, 2016, unless extended, may not withdraw their Notes after the withdrawal deadline, unless otherwise required by law. Holders who tender their Notes after the withdrawal deadline may not withdraw their Notes, unless otherwise required by law.

If, at the Early Tender Date, the principal amount of the Notes validly tendered exceeds the Aggregate Maximum Tender Amount (i.e., the Tender Offer is “fully subscribed”), CEMEX has the option not to accept any additional Notes tendered after the Early Tender Date.

CEMEX reserves the right, subject to applicable law, to extend, withdraw or terminate the Tender Offer, increase or decrease the Aggregate Maximum Tender Amount or otherwise amend the terms of the Tender Offer.

The Tender Offer will expire at 11:59 p.m., New York City time, on October 27, 2016 and is subject to, and conditioned upon, the satisfaction or waiver of certain conditions described in the Offer to Purchase, including, among others, CEMEX having consummated the borrowing of U.S.$500,000,000 under CEMEX’s facilities agreement, dated September 29, 2014 (as amended and restated).

CEMEX has retained BNP Paribas Securities Corp. (“BNP PARIBAS”) and Credit Agricole Securities (USA) Inc. (“Credit Agricole”) to act as Dealer Managers for the Tender Offer. Holders with questions about the Tender Offer can contact BNP PARIBAS’s Liability Management Group at +1(888) 210-4358 (toll free), +1(212) 841-3561 (telecopy no.) or +1 (212) 841-3059 (confirmation no.); or Credit Agricole’s Debt Capital Markets Group at +1(866) 807-6030 (toll-free), +1 (212) 261-1924 (telecopy no.) or +1(212) 261-7802 (collect). Holders can obtain additional copies of the Offer to Purchase and related material from the Information Agent and Tender Agent, Global Bondholder Services Corporation, at +1(866) 470-3700 (toll-free) or +1(212) 430-3774 (collect for banks and brokers).

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities in any transaction. The Tender Offer is being made pursuant to the Offer to Purchase and the related letter of transmittal, copies of which will be delivered to holders of the Notes, and which set forth the complete terms and conditions of the Tender Offer. Holders are urged to read the Offer to Purchase and related letter of transmittal carefully before making any decision with respect to the Tender Offer. The Tender Offer is not being made to, nor will CEMEX accept tenders of the Notes from, holders in any jurisdiction in which the Tender Offer would not be in compliance with the securities or blue sky laws of such jurisdiction. None of CEMEX, the Dealer Managers, the tender agent, the information agent or the trustee, or any of their respective affiliates, makes any recommendation in connection with the Tender Offer.

Neither the Offer to Purchase nor any related documents have been filed with, or have been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.

3